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As filed with the Securities and Exchange Commission on February 13, 2003

Registration No. 333-100298

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

YAHOO! INC.
(Exact Name of Registrant as specified in its charter)

Delaware (State of incorporation)	77-0398689 (I.R.S. Employer Identification No.)

701 First Avenue
Sunnyvale, California 94089
(408) 349-3300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Susan L. Decker
Executive Vice President, Finance and Administration, and
Chief Financial Officer
701 First Avenue
Sunnyvale, California 94089
(408) 349-3300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Thomas J. Ivey Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, CA 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement for a period lasting one year or until such earlier time that all of the shares registered hereunder have been sold.

        If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Securities Act Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2003

PRELIMINARY PROSPECTUS

YAHOO! INC.
15,000,000 shares of Common Stock

        The shares offered in this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" referenced on page 5 in determining whether to purchase the Yahoo! Inc. Common Stock.

        Acqua Wellington Private Placement Fund Ltd. and Acqua Wellington Opportunity I Limited (taken together, the "Selling Stockholders") are offering these shares of common stock. The Selling Stockholders may sell these shares of common stock being offered hereby on the Nasdaq National Market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholders will receive all proceeds from the sale of the 15,000,000 shares of our common stock being registered in this registration statement. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 19. We will not receive any portion of the proceeds from the sale of these shares.

        Our common stock is quoted on the Nasdaq National Market under the symbol "YHOO". Our principal executive offices are located at 701 First Avenue, Sunnyvale, California 94089, and our telephone number is (408) 349-3300.

        On February 11, 2003, the last sale price of the common stock on the Nasdaq National Market was $18.29 per share.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is February     , 2003.

TABLE OF CONTENTS

RISK FACTORS	5
RECENT DEVELOPMENTS	17
YAHOO!	18
USE OF PROCEEDS	18
SELLING STOCKHOLDERS	18
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	20
EXPERTS	21
WHERE YOU CAN FIND MORE INFORMATION	21
FORWARD-LOOKING STATEMENTS	22
PART II	22
INFORMATION NOT REQUIRED IN THE PROSPECTUS	22

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

RISK FACTORS

If our competitors are more successful in attracting and retaining customers and users, then our revenues could decline.

        We compete with many other providers of online navigation, information, entertainment, business, community, electronic commerce and broadcast services. As we expand the scope of our Internet offerings, we will compete directly with a greater number of Internet sites, media companies, and companies providing business services across a wide range of different online services, including:

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  companies offering communications, information, community and entertainment services and Internet access either on a stand alone basis or integrated into other products and media properties;

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  vertical markets where competitors may have advantages in expertise, brand recognition, and other factors;

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  manufacturers of personal computers or software who may develop their own Internet portals to which they would direct their customers;

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  online employment recruiting companies;

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  online merchant hosting services; and

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  online broadcasting of business events.

In order to compete effectively, we may need to expend significant internal engineering resources or acquire other technologies and companies to provide or enhance our capabilities. If we are unable to maintain or expand our customer and user base in the future, our revenues may decline.

Companies such as AOL Time Warner and Microsoft may have a competitive advantage because they have greater access to content, maintain billing relationships with customers and have access to established distribution networks.

        We face significant competition from AOL Time Warner and Microsoft ("MSN"). The combination of America Online and Time Warner provides America Online with content from Time Warner's movie and television, music, books and periodicals, news, sports and other media holdings; access to a network of cable and other broadband delivery technologies; and considerable resources for future growth and expansion. The America Online/Time Warner combination also provides America Online with access to a broad potential customer base consisting of Time Warner's current customers and subscribers of its various media properties. To a less significant extent, we also face competition from other companies that have combined a variety of services under one brand in a manner similar to Yahoo!. In certain of these cases, most notably AOL Time Warner and MSN, our competition has a direct billing relationship with the user, which we generally lack, except with respect to users of certain of our premium services. This relationship permits our competitors to have several potential advantages including the potential to be more effective than us in targeting services and advertisements to the specific taste of their users.

Our international segment competes with local Internet service providers that may have a competitive advantage.

        On an international level, we compete directly with local providers; they may have several advantages, including greater knowledge about the particular country or local market and access to significant financial or strategic resources in such local markets. We must continue to obtain more knowledge about our users and their preferences, deepen our relationships with our users as well as increase our branding and other marketing activities in order to remain competitive and strengthen our market position internationally.

Our intellectual property rights are valuable and any inability to protect them could dilute our brand image.

        We regard our copyrights, patents, trademarks, trade dress, trade secrets, and similar intellectual property, including our rights to certain domain names, as important to Yahoo!'s success. Effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed or made available through the Internet. Further, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. If we are unable to protect our trademarks from authorized use, our brand image may be harmed. While we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could impair the value of our proprietary rights or the reputation of our products and media properties. We are aware that third parties have, from time to time, copied significant content available on Yahoo! for use in competitive Internet services. Protection of the distinctive elements of Yahoo! may not be available under copyright law. Any impairment of our brand image could cause our stock price to drop. In addition, protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. In turn, this could harm the results of our business and lower our stock price.

We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.

        Many parties are actively developing search, indexing, e-commerce and other Web-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with online business are likely to arise in the future. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our services will be issued in the future. From time to time, parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communications. Currently, we are engaged in four lawsuits regarding patent issues and have been notified of a number of other potential disputes.

        In addition to patent claims, third parties have asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. In the event that we determine that licensing patents or other proprietary rights is appropriate, we cannot guarantee that we will be able to license such proprietary rights on reasonable terms or at all. We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

        We are aware of lawsuits regarding the presentment of advertisements in response to search requests on "keywords" that may be trademarks of third parties. In the event that there is a determination that we have infringed third-party proprietary rights such as patents, copyrights, trademark rights, trade secret rights or other third party rights such as publicity and privacy rights, we could incur substantial monetary liability or be prevented from using the rights, which could require us to change our business practices in the future.

Financial results for any particular period will not predict results for future periods.

        There can be no assurance that the purchasing pattern of customers advertising on the Yahoo! network will not continue to fluctuate, that advertisers will not make smaller and shorter-term purchases, or that market prices for online advertising will not decrease due to competitive or other factors. Because of the rapidly changing market we serve, period-to-period comparisons of operating results are not likely to be meaningful. You should not rely on the results for any period as an indication of future performance.

We expect our operating expenses to continue to increase as we attempt to expand the Yahoo! brand, fund product development, develop media properties and acquire other businesses.

        In addition, Yahoo! currently expects that its operating expenses will continue to increase as we expand our sales and marketing operations in areas of expected growth, continue to develop and extend the Yahoo! brand, fund greater levels of product development, develop and commercialize additional media properties, and acquire complementary businesses and technologies.

We may be required to record a significant charge to earnings if we must reassess our goodwill or amortizable intangible assets.

        We are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. We have experienced a decline in our stock price and market capitalization in recent years and our industry is experiencing a slower growth rate than historically realized. These factors may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable. If our stock price and market capitalization continue to decline, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. At September 30, 2002, our goodwill and other intangible assets were $556.1 million. In the first quarter of 2002, we recorded a transitional impairment charge of $64.1 million as a cumulative effect of an accounting change, resulting from the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

We are subject to employer payroll taxes that are unpredictable and as a result we cannot predict their impact on our future financial results.

        We are subject to employer payroll taxes when our employees exercise their non-qualified stock options. The employer payroll taxes are assessed on each employee's gain, which is the difference between the price of our common stock on the date of exercise and the exercise price. During a particular period, these payroll taxes could be material. Depending on the number of shares of our common stock for which options are exercised and the fair market value of shares of our common stock during such period, these employer payroll taxes would be recorded as a charge to operations in the period such options are exercised based on actual gains realized by employees. In addition to the net proceeds we would receive upon the exercise of stock options, we would receive tax deductions for gains realized by employees on the exercise of non-qualified stock options for which the benefit is recorded as additional paid-in capital. However, because we are unable to predict our future stock price and the number of optionees who may exercise during any particular period, we cannot predict what, if any, expense will be recorded in a future period and the impact on our future financial results.

Approximately 61% of our revenues are derived from online advertising. Demand from our current and potential clients for online advertising is difficult to forecast accurately.

        For the year ended December 31, 2002, approximately 61% of our revenues came from advertisements displayed on our online properties. Our ability to continue to achieve substantial advertising revenue depends upon:

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  growth of our user base;

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  our user base being attractive to advertisers;

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  our ability to derive better demographic and other information from our users;

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  acceptance by advertisers of the Web as an advertising medium; and

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  our ability to transition and expand into other forms of advertising.

Our agreements with advertisers and sponsors generally have terms of three years or less and, in many cases, the terms are much shorter. In cases where the advertiser is providing services, the agreements often have payments contingent on usage levels. Many of our advertisers are Internet companies which, in certain cases, may lack financial resources to fulfill their commitments. Accordingly, it is difficult to forecast these revenues accurately. However, our expense levels are based in part on expectations of future revenues and are fixed over the short-term with respect to certain categories. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

If we are unable to continue to provide search and directory capabilities on terms which are acceptable to us, our revenue could significantly decline.

        We also generate a significant amount of revenue from our search and directory capabilities through an advertiser's purchase of an enhanced placement in our results. Yahoo! Sponsor Matches, offered through keyword search driven inquiries, is currently provided through an agreement with Overture Services, Inc., with an initial term ending in April 2005 and options for us to extend until April 2011. In the third quarter and for the first nine months of 2002, our revenues from our agreement with Overture Services, Inc. exceeded 10% of our total net revenues. If we are unable to continue to secure an arrangement with a third party provider on terms which are acceptable to us, or we are unable to develop our own ability to provide this service, our revenue could significantly decline.

The sources of our advertising revenue are changing and we must adapt to the needs of our changing mix of advertisers to maintain or increase our advertising revenues.

        We are experiencing a shift in the source of our advertising revenues from Internet companies to companies in more traditional lines of business. These advertisers often have substantially different requirements and expectations than Internet companies with respect to advertising programs. In addition, companies in more traditional lines of business are not spending money on advertising as quickly as we anticipated. If we are unsuccessful in adapting to the needs of our changing mix of advertisers, our revenues could decline.

Decreases or delays in advertising spending due to general economic downturns could harm our ability to generate advertising revenue.

        Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has been generally characterized in recent quarters by softness of demand and the reduction of marketing and advertising budgets or the delay in spending of budgeted resources. As a result, advertising spending across traditional media, as well as the Internet, has decreased. Since Yahoo! derives a large part of its revenues from advertising fees, the decrease in or delay of advertising spending could reduce our revenues. Even if economic conditions do improve, marketing budgets and advertising spending may not increase from current levels.

Due to intense competition, we may not be able to generate substantial revenues from the Internet access market.

        In June 2002 and September 2002 we announced the launch of SBC Yahoo! Dial and SBC Yahoo! DSL, our Internet access service provided through an alliance with SBC Communications Inc. Our access service combines customized content and services from Yahoo! and DSL transport and Internet access from SBC Internet Services (an affiliate of SBC Communications Inc.). Our Internet access service will compete with many large companies, some of which may have substantially greater market presence (including an existing user base), financial, technical, marketing or other resources than those committed to our product offerings. Our service will primarily compete directly or indirectly with established Internet services, such as America Online and the Microsoft Network; national telecommunications companies and regional Bell operating companies (other than SBC); and broadband Internet access providers such as Earthlink, Comcast, AT&T Broadband and other cable broadband providers. As a result of these and other competitive factors, we may not be able to attract, grow or retain a customer base for this service.

Our success in the Internet access market will depend on technical and customer service issues which we have a limited ability to control.

        Internet access services, including our service, are susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss, or sabotage, as well as interruptions from technology malfunctions, computer viruses or hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service to our access customers. Our ability to control technical and customer service issues is further limited by our dependence on SBC for connectivity, customer service, joint marketing and technical integration of aspects of our access service. Significant disruptions in our access service could harm our goodwill, the Yahoo! brand and ultimately could significantly and negatively impact the amount of revenue we may earn from our service.

Some of our sponsorship arrangements may not generate anticipated revenues.

        A key element of our strategy is to generate advertising revenues through sponsored services and placements by third parties in our online media properties in addition to banner advertising. We typically receive sponsorship fees or a portion of transaction revenues in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

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  the fees we are entitled to receive may be adjusted downwards;

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  we may be required to "make good" on our obligations by providing alternative services;

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  the sponsors may not renew the arrangements or may renew at lower rates; and

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  the arrangements may not generate anticipated levels of shared transaction revenues, or sponsors may default on the payment commitments in such agreements as has occurred in the past.

        Accordingly, any leveling off or decrease of our user base or the failure to generate anticipated levels of shared transaction revenues could result in a significant decrease in our revenues.

We have spent considerable amounts of money and resources to provide a variety of communications services, but such services may not prove to be successful in generating significant revenue for us.

        Currently, a substantial portion of the traffic on our online properties is directed at our communications services, such as email, instant messaging, calendaring and chat rooms, and we expect this trend to continue for the foreseeable future. We provide these and other basic communications services free of charge to users, as is the case with most of our competitors, and have not yet determined an effective means of generating revenues directly from providing such services. Alternative revenue models for our communications and electronic commerce services, such as subscription fees and commissions, are relatively unproven and may not generate sufficient revenues to be meaningful to us. Currently, we are dependent upon the use of other Yahoo! services to generate revenues from our communications services, and there is a risk that this relationship will not be sustained. As communications services become an increasingly important part of our total offering, we must continue to provide new communications applications that are compelling to users and utilize more sophisticated communications technologies to provide such applications to many types of access devices in addition to the personal computer, while continuing to develop an effective method for generating revenues for such services. In addition, the development of these technologies requires long development cycles and a more significant investment by us. If we cannot develop a direct or indirect means by which we generate revenues from our communications services that are greater than the cost of providing such services, our operating results will be harmed.

We may not be successful in expanding the number of users of our electronic commerce services.

        We have focused, and intend to continue to focus, significant resources on the development and enhancement of our electronic commerce properties. These properties, such as Yahoo! Shopping, link users with a network of retailers with whom we have relationships. Through our electronic commerce properties, we do not establish a direct billing relationship with our users as a result of any purchases they may make with the retailers. In addition, a large number of our users currently utilize Yahoo!'s online shopping services simply to gather information for future offline purchases. We will need to effectively induce information gatherers to make purchases in order for our electronic commerce properties to be successful. Finally, the success of our electronic commerce properties will also depend on, among other things, our ability to attract and retain well-known brands among our network of retailers. The revenue that we derive from our electronic commerce services is typically in the form of a commission paid by the retailer from whom our user purchased a product. Users who had a favorable buying experience with a particular retailer may contact that retailer directly for future purchases rather than through our service. If our users bypass our electronic commerce properties, such as Yahoo! Shopping, and contact retailers directly, we will not receive any revenue for purchases made through such direct contact. Competing providers of online shopping, including merchants with whom we have relationships, may provide a more convenient and comprehensive online shopping experience due to their singular focus on electronic commerce. As a result, we may have difficulty competing with those merchants for users of electronic commerce services and as a consequence our revenue could decline or we could fail to generate significant revenues from electronic commerce.

Our business and enterprise services, while costly to develop, may fail to gain market acceptance.

        We have invested a significant amount of money and resources in the creation of our Yahoo! Enterprise Solutions offerings, which is composed of our Portals, Broadcast and Small Business Groups. Many of these services are unproven and may fail to gain market acceptance. Because the market for these business and enterprise services is new and evolving, it is difficult to predict the size of this market and its rate of growth, if any. In addition, it is uncertain whether businesses and other organizations will utilize the Internet to any significant degree as a means of broadcasting business conferences and other events. Potential business services customers must accept audio and video broadcast services over the Internet as a viable alternative to face-to-face meetings, television or audio, audio teleconferences and video conferencing. We cannot assure you that the market for business and enterprise services will continue to develop or be sustainable. If the market fails to develop, develops more slowly than expected or becomes more competitive than is currently expected, our operating results could be harmed.

We will continue to operate in international markets in which we have limited experience and are faced with relatively higher costs and are exposed to greater risks.

        A key part of our strategy is to develop Yahoo!-branded online properties in international markets. We have developed, through joint ventures, subsidiaries and branch offices, Yahoo! properties localized for over 20 other countries. To date, we have only limited experience in developing localized versions of our products and marketing and operating our products and services internationally, and we rely on the efforts and abilities of our foreign business partners in such activities.

        We believe that in light of substantial anticipated competition, we need to expand our operations in international markets quickly in order to obtain market share effectively. However, in a number of international markets, especially those in Europe, we face substantial competition from Internet Service Providers (ISPs) that offer or may offer their own navigational services. Many of these ISPs have a dominant market share in their territories. Further, foreign providers of competing online services may have a substantial advantage over us in attracting users in their country due to more established branding in that country, greater knowledge with respect to the tastes and preferences of users residing in that country and/or their focus on a single market. We have experienced and expect to continue to experience higher costs as a percentage of revenues in connection with the development and maintenance of international online properties. We have selected international markets that may not develop at a rate that supports our level of investment. In particular, international markets typically have been slower than domestic markets in adopting the Internet as an advertising and commerce medium.

Our international operations are subject to greater risks.

        In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, including:

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  trade barriers and unexpected changes in regulatory requirements;

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  difficulties in developing, staffing and simultaneously managing a large number of unique foreign operations as a result of distance, language and cultural differences;

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  longer payment cycles;

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  currency exchange rate fluctuations;

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  political and economic instability and export restrictions;

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  seasonal reductions in business activity;

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  risks related to government regulation including those more fully described below; and

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  potentially adverse tax consequences.

One or more of these factors could harm our future international operations and consequently, could harm our business, operating results, and financial condition.

If key personnel leave unexpectedly and are not replaced, we may not be able to execute our business plan.

        We are substantially dependent on the continued services of our key personnel, including our two founders, our chief executive officer, chief operating officer, chief financial officer, chief technical officer, executive and senior vice presidents, and vice presidents. These individuals have acquired specialized knowledge and skills with respect to Yahoo! and its operations or, in the cases of our newly appointed chief operating officer, Dan Rosensweig, and certain new senior vice presidents, only recently joined us. If any of these individuals were to leave Yahoo! unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. Yahoo!'s chief product officer, chief global marketing officer, and senior vice president of Enterprise Solutions recently announced their departures from Yahoo! during 2002. We may experience similar departures from our domestic or international business units in the future. Many of our management personnel have reached or will soon reach the four-year anniversary of their Yahoo! hiring date and, as a result, have become or will shortly become fully vested in their initial stock option grants. While management personnel are typically granted additional stock options, which will usually vest over a period of four years subsequent to their hire date to provide additional incentive to remain at Yahoo!, the initial option grant is typically the largest, and an employee may be more likely to leave Yahoo!'s employ upon completion of the vesting period for the initial option grant.

If we are unable to hire qualified personnel in designated growth areas, we may not be able to execute our business plan.

        We expect that we will need to hire additional personnel in designated growth areas. The competition for qualified personnel can be intense, particularly in the San Francisco Bay Area, where our corporate headquarters are located. At times, we have experienced difficulties in hiring personnel with the right training or experience, particularly in technical areas. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, we may be unable to meet our business plan and as a result our stock price may drop.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances.

        Yahoo! is one of the most highly trafficked Websites on the Internet and is regularly serving numbers of users and delivering daily page views which are beyond previous standards for Internet usage. In addition, the services offered by Yahoo! and popular with users have changed significantly in the past and are expected to change rapidly in the future. Much of the architecture that we employ was not originally designed to accommodate levels or types of use that we currently experience on our online properties, and it is unclear whether current or future anticipated levels of traffic or use of services will result in delays or interruptions in our service. In particular, the architecture utilized for our email and certain other communication services was not primarily designed for this purpose. The architecture is highly complex and may not provide satisfactory service in the future, especially as email and certain other communications services become an increasingly important service offering. In the future, we may be required to make significant changes to our architecture, including moving to a completely new architecture. If we are required to switch architectures, we may incur substantial costs and experience delays or interruptions in our service. If we experience delays or interruptions in our service due to inadequacies in our current architecture or as a result of a change in architectures, users may become dissatisfied with our service and move to competing providers of online services. Further, to the extent that demand for our broadcast services content and other rich media offerings increases, we will need to expand our infrastructure, including the capacity of our hardware servers and the sophistication of our software. This expansion is likely to be expensive and complex, and require additional technical expertise. If we fail to successfully scale our broadcasts to large audiences of simultaneous users, such failure could harm that portion of our business. As we acquire users who rely upon us for a wide variety of services, it becomes more technologically complex and costly to retrieve, store and integrate data that will enable us to track each user's preferences. An unanticipated loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies and the associated adjustments to our architecture could harm our operating results and financial condition.

Our competitors often provide Internet access or computer hardware to our users, and our competitors could make it difficult for our users to access our services which in turn, could reduce the number of our users.

        Our users must access our services through an Internet service provider, or ISP, with which the user establishes a direct billing relationship using a personal computer or other access device. To the extent that an access provider, such as AOL Time Warner or MSN, or a computer or computing device manufacturer offers online services or properties that are competitive with those of Yahoo!, the user may find it more convenient to use the services or properties of that access provider or manufacturer. In addition, the access provider or manufacturer may make it difficult to access our services by not listing them in the access provider's or manufacturer's own directory. Also, because an access provider gathers information from the user in connection with the establishment of the billing relationship, an access provider may be more effective than us in tailoring services and advertisements to the specific tastes of the user. To the extent that a user opts to use the services offered by his or her access provider or those offered by computer or computing device manufacturers rather than the services provided by us, our revenues may decline.

More individuals are utilizing non-PC devices to access the Internet, and we may not be successful in developing a version of our service that will gain widespread adoption by users of such devices.

        In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, cellular telephones and television set-top devices, is expected to increase dramatically. Our services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of our services through such devices difficult, and we may be unsuccessful in our efforts to modify our online properties to provide a compelling service for users of alternative devices. As we have limited experience to date in operating versions of our service developed or optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we are unable to attract and retain a substantial number of alternative device users to our online services, we will fail to capture a sufficient share of an increasingly important portion of the market for online services.

We may not be successful in developing marketable advertising services suited for alternative devices.

        As the majority of our revenues are derived through the sale of banner and other advertising optimized for a personal computer screen, we may not be successful at developing a viable strategy for deriving substantial revenues from online properties that are directed at the users of alternative devices. Any failure to develop revenue-generating online properties that are adopted by a significant number of alternative device users could harm our business, operating results and financial condition.

We rely on the value of the Yahoo! brand, and the costs of maintaining and enhancing our brand awareness are increasing.

        We believe that maintaining and expanding the Yahoo! brand is an important aspect of our efforts to attract and expand our user and advertiser base. We also believe that the importance of brand recognition will increase due to the relatively low barriers to entry. We have spent considerable money and resources to date on the establishment and maintenance of the Yahoo! brand. We will spend increasing amounts of money on, and devote greater resources to advertising, marketing and other brand-building efforts to preserve and enhance consumer awareness of the Yahoo! brand during 2002 and beyond. We may not be able to successfully maintain or enhance consumer awareness of the Yahoo! brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance customer awareness of the Yahoo! brand in a cost effective manner, our business, operating results and financial condition would be harmed.

The successful operation of our business depends upon the supply of critical elements from other companies and any interruption in that supply could cause service interruptions or reduce the quality of our product offerings.

        We depend upon third parties, to a substantial extent, for several critical elements of our business, including various technology, infrastructure, content development, software and distribution components.

        Technology and Infrastructure.    We rely on private third-party providers, including Exodus, a Cable & Wireless Service and its affiliates and Level 3 Communications, for our principal Internet connections, co-location of a significant portion of our data servers and network access. We also rely on Network Appliance for key components of our email service. Any disruption in the Internet or network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business, operating results and financial condition. For example, Exodus was acquired out of bankruptcy proceedings by Cable & Wireless. Any continued financial difficulties for Exodus may have negative effects on our business, the nature and extent of which we cannot predict. We license technology and related databases from third parties for certain elements of our properties, including, among others, technology underlying the delivery of news, stock quotes and current financial information, chat services, street mapping and telephone listings, streaming capabilities and similar services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Furthermore, we depend on hardware suppliers for prompt delivery, installation and service of servers and other equipment to deliver our products and services. Any errors, failures, interruptions, or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with users and adversely affect our brand and our business and could expose us to liabilities to third parties.

        Distribution Relationships.    To increase traffic for our online properties and services and make them more available and attractive to advertisers and consumers, we have certain distribution agreements and informal relationships with leading Web browser providers, operators of online networks and leading Websites, software developers and computer manufacturers, and telecommunications companies. These distribution arrangements typically are not exclusive and do not extend over a significant amount of time. Further, some of our distributors are competitors or potential competitors who may not renew their distribution contracts with us. Potential distributors may not offer distribution of our properties and services on reasonable terms, or at all. In addition, as new methods for accessing the Web become available, including through alternative devices, we may need to enter into additional distribution relationships. If we fail to obtain distribution or to obtain distribution on terms that are reasonable, we may not be able to execute our business plan.

        Streaming Media Software.    We rely on the two leading providers of streaming media products, RealNetworks and Microsoft, to license the software necessary to broadcast streaming audio and video content to our users. There can be no assurance that these providers will continue to license these products to us on reasonable terms, or at all. Our users are currently able to electronically download copies of the software to play streaming media free of charge, but providers of streaming media products may begin charging users for copies of their player software or otherwise change their business model in a manner that slows the widespread acceptance of these products. In order for our broadcast services to be successful, there must be a large base of users of these streaming media products. We have limited or no control over the availability or acceptance of streaming media software, and to the extent that any of these circumstances occur, the broadcast services portion of our business will be materially adversely affected.

        Content and Search Service.    Our future success depends upon our ability to aggregate compelling content and deliver that content through our online properties. We license much of the content that attracts users to our online properties, such as news items, stock quotes, weather reports, maps and audio and video content from third parties such as Reuters. We also obtain important elements of our search service from our relationship with Google. In particular, Yahoo! Broadcast and our music and entertainment properties rely on major sports organizations, radio and television stations, record labels, cable networks, businesses, colleges and universities, film producers and distributors, and other organizations for a large portion of the content available on our properties. Our ability to maintain and build relationships with third-party content providers will be critical to our success. We may be unable to enter into or preserve relationships with the third parties whose content we seek to obtain. Many of our current licenses for third-party content extend for a period of less than two years and there can be no guarantee that they will be renewed upon their expiration. In addition, as competition for compelling content increases both locally and abroad, our content providers may increase the prices at which they offer their content to us and potential content providers may not offer their content on terms agreeable to us. An increase in the prices charged to us by third-party content providers could harm our operating results and financial condition. Further, many of our content licenses with third parties are non-exclusive. Accordingly, other webcasters may be able to offer similar or identical content. Likewise, most sports and entertainment content available on our online properties are also available on other media like radio or television. These media are currently, and for the foreseeable future will be, much more widely adopted for listening or viewing such content than the Web. These factors also increase the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate Yahoo! from other businesses. If we are unable to license or acquire compelling content, if other companies broadcast content that is similar to or the same as that provided by Yahoo!, or if we do not develop compelling editorial content or personalization services, the number of users on our online properties may not grow at all or at a slower rate than anticipated, which would decrease our advertising revenue.

As we provide more audio and video content, particularly music, we may be required to spend significant amounts of money on content acquisition and content broadcasts.

        Until recently, the majority of the content that we provided to our users was in print, picture or graphical format and was either created internally or licensed to us by third parties for little or no charge. However, we have been providing recently and intend to continue to provide increasing amounts of audio and video content to our users, such as the broadcast of music, film content, speeches, news footage, concerts and other special events, through our broadcast services and other media and entertainment properties. We believe that users of Internet services such as the Yahoo! online properties will increasingly demand high-quality audio and video content. Such content may require us to make substantial payments to third parties from whom we license or acquire such content.

        For example, in order to broadcast music through our online properties, we are currently required to pay royalties both on the copyright in the musical compositions and the copyright in the actual sound recordings of the music to be broadcast. The revenue we receive as a result of our audio and video broadcasts may not justify the costs of providing such broadcasts.

Our failure to manage growth and consolidation could harm us.

        We have experienced dramatic growth in personnel in recent years and expect to continue to hire additional personnel in selected areas. We also reduced our workforce in 2001 to decrease our costs and create greater operational efficiency. This growth and consolidation requires significant time and resource commitments from us and our senior management. Further, as a result of recent acquisitions and international expansion, more than one-half of our employees are based outside of our Sunnyvale, California headquarters. If we are unable to effectively manage a large and geographically dispersed group of employees, anticipate our future growth or manage our operational consolidations effectively, our business will be adversely affected.

Acquisitions could result in operating difficulties.

        As part of our business strategy, we completed several acquisitions (including the acquisition of HotJobs.com in February 2002) and expect to enter into additional business combinations and acquisitions. The acquisition of HotJobs was accompanied by a number of risks, including:

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  the difficulty of assimilating the operations and personnel of HotJobs, which are principally located in New York, with and into Yahoo!'s operations, which are headquartered in California;

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  the potential disruption of our ongoing business and distraction of management;

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  the difficulty of incorporating HotJobs' technology or content and rights into our products and media properties and unanticipated expenses related to such integration;

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  the correct assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset;

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  the failure to successfully develop HotJobs' technology resulting in the impairment of amounts currently capitalized as intangible assets;

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  the impairment of relationships with employees and customers of HotJobs or our own business as a result of any integration of new management personnel; and

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  the potential unknown liabilities associated with HotJobs.

We may not be successful in addressing these risks or any other problems encountered in connection with the acquisition of HotJobs or future acquisitions and the failure to do so could harm our business.

We are subject to U.S. and foreign government regulation of the Internet, the impact of which is difficult to predict.

        There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to Yahoo! relating to issues such as user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Web.

        Several federal laws could have an impact on our business. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party Websites that include materials that infringe copyrights or other rights of others. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Such legislation may impose significant additional costs on our business or subject us to additional liabilities.

        We post our privacy policy and practices concerning the use and disclosure of user data. In addition, GeoCities, a company we acquired in 1999, is required to comply with a consent order between it and the Federal Trade Commission (the "FTC"), which imposes certain obligations and restrictions with respect to information collected from users. Any failure by us to comply with our posted privacy policy, the consent order, FTC requirements or other privacy-related laws and regulations could result in proceedings by the FTC or others which could potentially have an adverse effect on our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

        Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate Web transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

We may be subject to legal liability for online services.

        We host a wide variety of services that enable individuals to exchange information, generate content, conduct business and engage in various online activities on an international basis, including public message posting and services relating to online auctions and homesteading. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and abroad. Claims have been threatened and have been brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that we provide links to or that may be posted online or generated by our users or with respect to auctioned materials. Currently, our subsidiary Launch Media, Inc. ("Launch") is engaged in a lawsuit regarding copyright issues which commenced prior to our entering into an agreement to acquire Launch. In addition, Yahoo! was recently the subject of a claim brought by certain entities in a French court regarding, among other things, the availability of certain content within our services which was alleged to violate French law. Due to the unsettled nature of the law in this area, we may be subject to similar actions in domestic or other international jurisdictions in the future. Our defense of any such actions could be costly and involve significant distraction of our management and other resources. In addition, we are aware that governmental agencies are currently investigating the conduct of online auctions.

        We also periodically enter into arrangements to offer third-party products, services, or content under the Yahoo! brand or via distribution on various Yahoo! properties, including stock quotes and trading information. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

        It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer Web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

Our stock price has been volatile historically and may continue to be volatile.

        The trading price of our common stock has been and may continue to be subject to wide fluctuations. During the first nine months of 2002, the closing sale prices of our common stock on the Nasdaq ranged from $20.50 to $9.00 per share and the closing sale price on February 11, 2003 was $18.29 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets.

        In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

Our operations could be significantly hindered by the occurrence of a natural disaster or other catastrophic event.

        Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, the majority of our network infrastructure is located in Northern California, an area susceptible to earthquakes. In the recent past, the western United States (and California in particular) has experienced repeated episodes of diminished electrical power supply. As a result of these episodes, certain of our operations or facilities may be subject to "rolling blackouts" or other unscheduled interruptions of electrical power. The prospect of such unscheduled interruptions may continue for the foreseeable future and we are unable to predict either their occurrence, duration or cessation. We do not have multiple site capacity for all of our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems.

Technological or other assaults on our service could harm our business.

        We are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We have experienced a coordinated denial of service attack in the past, and may experience such attempts in the future. We do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. Any such event could reduce our revenue and harm our operating results and financial condition.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

        We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of March 20, 2001. Each right entitles the holder to purchase one unit consisting of one one-thousandth of a share of our Series A Junior Participating Preferred Stock for $250 per unit. Under certain circumstances, if a person or group acquires 15% or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $250 exercise price, shares of our common stock or of any company into which we are merged having a value of $500. The rights expire on March 1, 2011 unless extended by our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.

        In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock (of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

        The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of Yahoo! without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Yahoo!, which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our Board of Directors. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control or management.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

        On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to volatility in the stock prices of United States publicly traded companies, such as Yahoo!. These attacks have and may continue to lead to armed hostilities or may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States and could reduce our revenue.

RECENT DEVELOPMENTS

        On December 22, 2002, the Company and Inktomi Corporation, a provider of OEM Web search and paid inclusion services ("Inktomi"), entered into a definitive agreement under which the Company will acquire Inktomi for a purchase price of $1.65 per share in cash (the "Acquisition"). The Acquisition reflects an aggregate purchase price of approximately $279.5 million, adjusted for Inktomi's expected cash balance net of debt, as of December 31, 2002. The Acquisition is subject to customary closing conditions, including regulatory approval and the approval of Inktomi's stockholders. Although the Acquisition is expected to be completed in the first quarter of 2003, there can be no assurance that the Acquisition will be completed in the first quarter of 2003, if at all.

        The foregoing description of the Acquisition does not purport to be complete and is qualified in its entirety by reference to the Agreement and Plan of Merger previously filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2003, which is incorporated herein by reference.

YAHOO!

        Yahoo! was incorporated on March 5, 1995 under the laws of California. Yahoo! was subsequently reincorporated on May 14, 1999 under the laws of Delaware. Our principal executive offices are located at 701 First Avenue, Sunnyvale, California 94089 and our telephone number is (408) 349-3300. As used in this prospectus, the words "we," "us," "our" and "Yahoo!" refer to Yahoo! Inc., a Delaware corporation, and its subsidiaries.

        Yahoo! is a leading provider of comprehensive online products and services to consumers and businesses worldwide. Headquartered in Sunnyvale, California, Yahoo!'s global network includes 25 world properties and is available in 13 languages. We have offices in the United States, Europe, Asia, Latin America, Australia and Canada.

USE OF PROCEEDS

        The proceeds from the sale of the Shares of common stock offered pursuant to this prospectus (the Offering") are solely for the account of the Selling Stockholders. Accordingly, we will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

        The Selling Stockholders are existing stockholders of the Company. We granted registration rights in a Registration Rights Agreement, dated as of August 28, 2002, by and among the Company and the Selling Stockholders (the "Registration Rights Agreement"), executed in connection with the purchase of 15,000,000 shares of Yahoo! common stock, par value $0.001 (the "Shares") by the Selling Stockholders.

        All of the Shares registered hereby were purchased by the Selling Stockholders in connection with a Purchase Agreement by and between SOFTBANK America and the Selling Stockholders, dated August 28, 2002. Immediately prior to its sale of the Shares, and SOFTBANK America's concurrent sales of Yahoo! common stock, SOFTBANK America, including its consolidated affiliates, held approximately 14.1% of our common stock. After giving effect to these sales, SOFTBANK America's percentage of our common stock declined to approximately 7.4%. We have joint ventures or affiliations with SOFTBANK Corp., SOFTBANK America's parent corporation, in France, Germany, Japan, Korea and the United Kingdom. A Managing Partner of a SOFTBANK America affiliate is also a member of our Board of Directors.

        The Shares represent approximately 2.5% of our outstanding capitalization as of the date of this prospectus. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares being registered. Since the Selling Stockholders will sell the Shares for their own accounts, we cannot determine the amount of Shares that will be beneficially owned by the Selling Stockholders after the Offering or the percent of Yahoo! common stock that the amount of Shares held after the Offering will represent. The Selling Stockholders do not currently have a material relationship with Yahoo!, any Yahoo! predecessor or any Yahoo! affiliate. The Selling Stockholders have not had a material relationship, in the last three years, with Yahoo!, any Yahoo! predecessor or any Yahoo! affiliate, except that Yahoo! granted registration rights to and registered shares of Yahoo! common stock beneficially owned by affiliates of the Selling Stockholders in June 2000. None of the Selling Stockholders are broker/dealers or affiliates of broker/dealers.

        The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of February 12, 2003, by each of the Selling Stockholders. The number of Shares in the column labeled "Shares Offered by This Prospectus" represent all of the Shares that each Selling Stockholder may offer under this prospectus. The table assumes that the Selling Stockholders sell all of the Shares. We are unable to determine the exact number of Shares that actually will be sold. We do not know how long the Selling Stockholders will hold the Shares before selling them and we currently have no agreements, arrangements or understandings with any of the Selling Stockholders regarding the sale of any of the Shares.

Selling Stockholder	Shares Beneficially Owned Prior to the Offering	Shares Offered by This Prospectus
Acqua Wellington Private Placement Fund Ltd.	4,000,000	4,000,000
Acqua Wellington Opportunity I Limited	11,000,000	11,000,000

        According to information supplied to us by the Selling Stockholders, the natural person who has voting and/or investment control over the Shares owned by Acqua Wellington Private Placement Fund Ltd. is Anthony Inder Rieden, Director of that entity.

        According to information supplied to us by the Selling Stockholders, the natural person who has voting and/or investment control over the Shares owned by Acqua Wellington Opportunity I Limited Fund is Michael Taylor, Director and President of that entity.

PLAN OF DISTRIBUTION

        We will not receive any proceeds from the sale the Shares covered by this prospectus. The Shares are being offered on behalf of the Selling Stockholders. The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Unless otherwise permitted by law, if the Shares are to be sold by pledgees, donees or transferees of, or other successors in interest to the Selling Stockholders, then we must distribute a prospectus supplement and/or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

        The sale of the Shares may be effected in one or more of the following methods:

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  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

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  in the over-the-counter market;

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  in transactions otherwise than on such exchanges or services in the over-the-counter market;

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  through the writing of options, whether the options are listed on an option exchange or otherwise; or

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  through the settlement of short sales.

        In addition, any shares that qualify for resale pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

        These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

        In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the Shares which may be resold thereafter pursuant to this prospectus if the Shares are delivered by the Selling Stockholders. However, if the Shares are to be delivered by the Selling Stockholder's successors in interest, unless permitted by law, we must distribute a prospectus supplement and/or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the successors in interest as Selling Stockholders under this prospectus.

        The Selling Stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the Shares and, if the Selling Stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the Shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the Selling Stockholders, in order for the Shares to be sold under cover of this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee, secured party or other successors in interest as Selling Stockholders under this prospectus.

        Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

        The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any Selling Stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares. We have agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), federal and/or state law.

        The anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. Pursuant to the Registration Rights Agreement, the Selling Stockholders may not effect any sale or distribution of the Shares until after the prospectus has been appropriately amended or supplemented, if required.

        The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act, as amended. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Securities Act, as amended if any such broker-dealers purchase Shares as principal.

        We have agreed to use our best efforts to maintain the effectiveness of this registration statement with respect to the Shares until the earlier of the sale of all the Shares or one year following the effective date of this registration statement. No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. There can be no assurance that the Selling Stockholders will sell all or any of the Shares offered hereunder.

        We are required to pay all fees and expenses incident to the registration of the Shares.

LEGAL MATTERS

        The validity of the Shares offered hereby was passed upon by Michael J Callahan, our Deputy General Counsel and Assistant Corporate Secretary.

EXPERTS

        The financial statements of Yahoo! Inc. incorporated in this Prospectus by reference to Yahoo! Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Inktomi Corporation incorporated into this Prospectus by reference to Inktomi Corporation's Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission ("SEC"). Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file our annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Yahoo! Inc. may be inspected at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006. You may also obtain information about Yahoo! at our World Wide Web site at http://www.yahoo.com.

        The SEC allows us to incorporate by reference into this prospectus certain of our publicly-filed documents, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Selling Stockholders have sold all the Shares.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

        1.    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 000-28018).

        2.    Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 (File No. 000-28018) , June 30, 2002 (File No. 000-28018) and September 30, 2002 (File No. 000-28018).

        3.    Our Current Reports on Form 8-K, filed on April 17, 2002 (File No. 000-28018), June 11, 2002 (File No. 000-28018) , July 12, 2002 (File No. 000-28018), August 14, 2002 (File No. 000-28018), October 11, 2002 (File No. 000-28018), December 24, 2002 (File No. 000-28018), January 8, 2003 (File No. 000-28018), January 16, 2003 (File No. 000-28018) and February 13, 2003 (File No. 000-28018).

        4.    Our Proxy Statement dated March 22, 2002, filed on March 15, 2002 in connection with our April 26, 2002 Annual Meeting of Stockholders (File No. 000-28018).

        5.    The description of our common stock set forth in our Registration Statement on Form 8-A, filed on March 12, 1996, (File No. 000-28028) as updated by our Current Report on Form 8-K filed on August 11, 2000 (File No. 812-11976).

        6.    The description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A, filed on March 19, 2001 (File No. 000-28018).

        7.    The financial statements and notes thereto of Inktomi Corporation, included in its annual report on Form 10-K for the year ended September 30, 2002, pages F-1 through F-43.

        All documents subsequently filed by Yahoo! pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this registration statement and prior to the effectiveness of this registration statement, shall be deemed to be incorporated herein by reference.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to Paul Hollerbach, Investor Relations, Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089, telephone: (408) 349-3300.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including those identified by the words "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" and similar expressions. These forward-looking statements include, among others, statements regarding:

  •
  the trends we see in our business and the markets in which we operate;

  •
  the features, functionality and market acceptance of our products (including newly launched products and services); and

  •
  our expectations for our future operating results and cash flows.

        These statements are subject to risks and uncertainties, including those set forth in the "Risk Factors" section beginning on page 5, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this prospectus are made as of the date hereof. We assume no obligation to update any such forward-looking statement or reason why actual results might differ except as required by the Exchange Act. Investors should carefully review the risk factors and any subsequently filed SEC reports.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The registrant will bear no expenses in connection with any sale or other distribution by the Selling Stockholders of the Shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. Such expenses are set forth in the following table. Except for the registration fee, the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$13,329
Accountants' fees and expenses	$125,000
Legal fees and expenses	$170,000
Miscellaneous expenses	$5,000
Total	$313,329

Item 15. Indemnification of Directors and Officers.

        Our Amended Bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the General Corporation Law of the State of Delaware ("DGCL"). Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such person. The statute also expressly provides that the power to indemnify that it authorizes is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        As permitted by Section 102 of the DGCL, our stockholders have approved and incorporated provisions into Article XII of our Amended and Restated Certificate of Incorporation and Article VI of our Amended Bylaws eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the DGCL or liability for any breach of the director's duty of loyalty to us or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. Yahoo! has also entered into agreements with its directors and certain of its officers that will require Yahoo!, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

        In connection with this Offering, the Selling Stockholders have agreed to indemnify Yahoo!, its directors and officers and each such person who controls Yahoo!, against any and all liability arising from inaccurate information provided to Yahoo! by the Selling Stockholders and contained herein up to a maximum of the net proceeds received by the Selling Stockholders from the sale of their Shares hereunder.

Item 16. Exhibits.

Exhibit Number	Description
4.1*	Registration Rights Agreement, dated August 28, 2002, by and among Yahoo! Inc., Acqua Wellington Private Placement Fund Ltd. and Acqua Wellington Opportunity I Limited, incorporated by reference into this Amendment No. 1 to the Registration Statement on Form S-3 from the Registrant's Registration Statement filed on Form S-3 (File No. 333-100298) on October 3, 2002.
5.1*	Opinion regarding legality by Michael J. Callahan, dated October 2, 2002, incorporated by reference into this Amendment No. 1 to the Registration Statement on Form S-3 from the Registrant's Registration Statement filed on Form S-3 (File No. 333-100298) on October 3, 2002.
10.40*	Amendment to the Yahoo! Japan License Agreement, dated September 17, 1997 by and between the Registrant and Yahoo! Japan Corporation.
10.41*	Yahoo! Korea License Agreement, dated November 30, 1997, by and between the Registrant and Yahoo! Korea Corporation.
10.42*	Services Agreement, dated November 30, 1997 by and between Yahoo! Korea Corporation and Softbank Korea Corporation.
10.43*	Yahoo! Japan License Agreement, dated April 1, 1996 by and between the Registrant and Yahoo! Japan Corporation.
10.44*	Hosting Services Agreement, dated September 26, 2001, by and between the Registrant and eGroups K.K.
10.45*†	Overture Search Services Agreement, dated May 1, 2002 by and between the Registrant and Overture Services, Inc.
10.46*†	First Addendum to Overture Search Services Agreement, dated October 1, 2002 by and between the Registrant and Overture Services, Inc.
10.47*†	Second Addendum to Overture Search Services Agreement, dated January 13, 2003 by and between the Registrant and Overture Services, Inc.
23.1	Consent of PricewaterhouseCoopers LLP independent accountants of Yahoo! Inc.
23.2*	Consent of Michael J. Callahan (see Exhibit 5.1).
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants of Inktomi Corporation.
24.1*	Power of Attorney, incorporated by reference into this Amendment No. 4 to the Registration Statement on Form S-3 from the Registrant's Registration Statement filed on Form S-3 (File No. 333-100298) on October 3, 2002 (see signature page).

*
Previously filed.

†
Confidential treatment requested on certain portions of this exhibit.

Item 17. Undertakings

A.
The undersigned Registrant hereby undertakes:

        1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i)
    include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

  5.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Yahoo! Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on February 13, 2003.

YAHOO! INC.
By:	/s/ SUSAN L. DECKER Susan L. Decker Executive Vice President, Finance and Administration and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 4 to the registration statement, has been signed by the following persons in the capacities indicated on this 13th day of February 2003.

Signature	Title
* Terry S. Semel	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ SUSAN L. DECKER Susan L. Decker	Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer)
/s/ PATRICIA CUTHBERT Patricia Cuthbert	Vice President and Corporate Controller (Principal Accounting Officer)
* Timothy Koogle	Director
* Ronald Burkle	Director
* Eric Hippeau	Director
* Arthur H. Kern	Director
* Edward Kozel	Director
Michael Moritz	Director
* Gary Wilson	Director
* Jerry Yang	Director
By: /s/ SUSAN L. DECKER Susan L. Decker	Attorney-In-Fact

Exhibit Index

Exhibit Number	Description
4.1*	Registration Rights Agreement, dated August 28, 2002, by and among Yahoo! Inc., Acqua Wellington Private Placement Fund Ltd. and Acqua Wellington Opportunity I Limited, incorporated by reference into this Amendment No. 3 to the Registration Statement on Form S-3 from the Registrant's Registration Statement filed on Form S-3 (File No. 333-100298) on October 3, 2002.
5.1*	Opinion regarding legality by Michael J. Callahan, dated October 2, 2002, incorporated by reference into this Amendment No. 3 to the Registration Statement on Form S-3 from the Registrant's Registration Statement filed on Form S-3 (File No. 333-100298) on October 3, 2002.
10.40*	Amendment to the Yahoo! Japan License Agreement, dated September 17, 1997 by and between the Registrant and Yahoo! Japan Corporation.
10.41*	Yahoo! Korea License Agreement, dated November 30, 1997, by and between the Registrant and Yahoo! Korea Corporation.
10.42*	Services Agreement, dated November 30, 1997 by and between Yahoo! Korea Corporation and Softbank Korea Corporation.
10.43*	Yahoo! Japan License Agreement, dated April 1, 1996 by and between the Registrant and Yahoo! Japan Corporation.
10.44*	Hosting Services Agreement, dated September 26, 2001, by and between the Registrant and eGroups K.K.
10.45*†	Overture Search Services Agreement, dated May 1, 2002 by and between the Registrant and Overture Services, Inc.
10.46*†	First Addendum to Overture Search Services Agreement, dated October 1, 2002 by and between the Registrant and Overture Services, Inc.
10.47*†	Second Addendum to Overture Search Services Agreement, dated January 13, 2003 by and between the Registrant and Overture Services, Inc.
23.1	Consent of PricewaterhouseCoopers LLP independent accountants of Yahoo! Inc.
23.2*	Consent of Michael J. Callahan (see Exhibit 5.1).
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants of Inktomi Corporation.
24.1*	Power of Attorney, incorporated by reference into this Amendment No. 3 to the Registration Statement on Form S-3 from the Registrant's Registration Statement filed on Form S-3 (File No. 333-100298) on October 3, 2002 (see signature page).

*
Previously filed.

†
Confidential treatment requested on certain portions of this exhibit.

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TABLE OF CONTENTS
RISK FACTORS
RECENT DEVELOPMENTS
YAHOO!
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings
SIGNATURES
Exhibit Index